UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission file number 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Exhibits 99.1, 99.2 and 99.3 included in this Form 6-K are incorporated by reference into Brookfield Business Partners L.P.’s registration statements on Form F-3 (File Nos. 333-285450, 333-273181 and 333-273180-01).

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Audited Statement of Assets Acquired and Liabilities Assumed as of January 30, 2025.
99.2	Unaudited pro forma financial statements of Brookfield Business Partners L.P. as of and for the year ended December 31, 2024.
99.3	Consent of Deloitte & Touche LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P. by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

Date:	April 15, 2025	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary